[Letterhead of Clifford Chance US LLP]

September 26, 2006

VIA EDGAR

Ms. Karen J. Garnett

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CBRE Realty Finance, Inc.

Registration Statement on Form S-11, filed on September 8, 2006 and September 12, 2006

Registration No. 333-132186

Dear Ms. Garnett:

As counsel to CBRE Realty Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (File No. 333-132186) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Keith Gollenberg of the Company, dated September 15, 2006 (the “September 15 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the September 15 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 6.

We have provided to each of you, Thomas Flinn, Cicely LaMothe and Charito Mittelman, a courtesy copy of this letter and two courtesy copies of Amendment No. 6 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 5 to the Registration Statement filed with the Commission on September 12, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meaning set forth in the Registration Statement.

We have relationships with certain of our underwriters, or their respective affiliates, and those underwriters or their respective affiliates may receive benefits in connection with this offering, page 41

1.	We note the revised disclosure on page 50, which indicates that you intend to use all of the net offering proceeds to repay the outstanding indebtedness under the Wachovia warehouse line. Please revise this risk factor to specifically discuss the conflict of interest created by your use of

Karen J. Garnett

CBRE Realty Finance, Inc.

September 26, 2006

proceeds, considering that you will use the offering proceeds to repay indebtedness to an affiliate of one of your managing underwriters.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 6 and 41 of the prospectus.

Selling Stockholders, page 123

2.	Please revise to provide in footnotes the names of persons who have voting or investment control over the securities held by all non-natural entities in the table.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on page 124 of the prospectus.

Taxation of the Company, page 139

3.	We note that you have previously filed the tax opinion of Clifford Chance as an exhibit to the registration statement. Please revise the disclosure in the second paragraph under this heading to reflect that you have received the opinion. The current disclosure states that you “expect” to receive the opinion.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the prospectus.

Karen J. Garnett

CBRE Realty Finance, Inc.

September 26, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149.

Sincerely,

By:	/s/ Larry P. Medvinsky
Larry P. Medvinsky

cc:	Ms. Charito Mittleman

Mr. Thomas Flinn

Ms. Cicely LaMothe

Mr. Keith Gollenberg

Mr. Michael Angerthal

Mr. Mark Kelson, Esq.